THE LAW FIRM OF
HAMADA & MATSUMOTO

KASUMIGASEKI BUILDING, 25TH FLOOR
2-5, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-6025, JAPAN
TEL: 03-3580-3377

FAX: 03-3581-4713 - 4715
03-3592-0912, 0916
03-5251-7985 (G4)
TLX: J28844 HYLAW

May 9, 2002

BY AIR COURIER

Securities and Exchange Commission
Corporation Finance - Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re: Sekisui House Ltd. (the "Company")
Commission File No. 82-5129

Dear Sirs:

Enclosed herewith please find eight sets of Report of Foreign Private Issuer, an English translation of Notice of Resolution of the 51st Ordinary General Meeting of Shareholders, one of which was manually signed by Mr. Kenichi Moriuchi, Director of the Company, pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

If there are any questions concerning the above, please contact the undersigned.

Very truly yours,

Osamu Nakamoto
Attorney-at-law

MIKI:eo
Encls.

cc: The Bank of New York, Attn.: American Depositary Receipt Administration
101 Barelay Street, New York, New York 10286, U.S.A.

dw 5/20

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonoka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

[Translation]

April 26, 2002

To: Shareholders

Sekisui House, Ltd.
1-88, Oyodonaka 1-chome, Kita-ku, Osaka
Isami Wada
President & Representative Director

NOTICE OF RESOLUTION OF THE 51st ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs:
We have pleasure to inform you that the matters mentioned below were reported and resolved at the 51st Ordinary General Meeting of Shareholders held today.

Particulars

Matters to be reported

Balance Sheet as of January 31, 2002, and Business Report and Statement of Loss for the 51st business term (from February 1, 2001 to January 31, 2002)
Matters related to the above-mentioned financial statements were reported.

Matters to be resolved

Proposition No.1: Approval of proposal for appropriation of retained earnings for the 51st business term
This proposition was approved as originally proposed.

Proposition No.2 : Alteration in The Articles of Incorporation
This proposition was approved as originally proposed.

Proposition No.3 : Acquisition of Treasury Stock
In regard to this proposition, it was approved that the Company would acquire a maximum of 70,000,000 shares with an aggregate amount of acquisition value of ¥70,000,000,000 from the close of this ordinary general meeting of shareholders to the close of the next ordinary general meeting of shareholders, pursuant to Article 210, Commercial Code of Japan

Proposition No.4: Election of 14 Directors
In regard to this proposition, Messrs. Isao Okui, Isami Wada, Hideyuki Tonomura, Mikio Yamada, Shichiro Iwane, Isao Bando, Hiroshi Itawaki, Akira Morimoto, Tadashi Iwasaki, Chojiro Yamamoto, Yasuaki Yamamoto, Kazuji Yamazaki Sumio Wada and Saburo Matsuyoshi were re-elected and resumed their respective offices.

Proposition No.5: Election of a Corporate Auditor
In regard to this proposition, Mr. Takaharu Dohi was newly elected and assumed his office.

Proposition No.6: Presentation of Retirement Rewards to Retiring Directors
In regard to this proposition, payment of retirement rewards was approved in reward for the retiring Directors' services in office. The sum of the rewards shall be within the appropriate amounts stipulated by the Company's bylaw. The sum, date and method of payments of the reward for Directors shall be determined by the Board of Directors.

- End -

We wish to add that Mr. Isao Okui was re-elected as Chairman & Representative Director and resumed office, Mr. Isami Wada was re-elected as President & Representative Director and resumed office, Mr. Hideyuki Tonomura was newly elected as Executive Vice President & Director and assumed office at the meeting of the Board of Directors held after the Meeting of Shareholders.

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

April 26, 2002

By: [signature]
Kenichi Moriuchi
Managing Executive Officer &
General Manager of
General Affairs Department